

December 15, 2023

Carol Tomé
Chief Executive Officer
United Parcel Service, Inc.
55 Glenlake Parkway, N.E.
Atlanta, GA 30328

      Re: United Parcel Service, Inc.
           Definitive Proxy Statement on Schedule 14A
           Filed March 20, 2023
           File No. 001-15451

Dear Carol Tomé:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              Division of Corporation Finance
                              Disclosure Review Program